SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    Commission File Number     000-13895
                                                           ---------------------

         (Check one)

         [_] Form 10-K and Form 10-KSB   [_] Form 11-K    [_]Form 20-F

         [X] Form 10-Q and Form 10-QSB   [_]_ Form N-SAR

         For period ended  March 31, 2005
                          ---------------------------------------------

         [_] Transition Report on Form 10-K and Form 10-KSB

         [_] Transition Report on Form 20-F

         [_] Transition Report on Form 11-K

         [_] Transition Report on Form 10-Q and Form 10-QSB

         [_] Transition Report on Form N-SAR

         For the transition period ended
                                         -----------------------------------

         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant     SEALIFE CORPORATION
                                 -----------------------------------------------

         Former name if applicable
                                   ---------------------------------------------

         Address of principal executive office (STREET AND NUMBER)

                           5601 W. SLAUSON AVENUE
         -----------------------------------------------------------------------

         City, state and zip code           CULVER CITY, CALIFORNIA 90230
                                  ----------------------------------------------


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


                                    PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)      The reasons  described  in  reasonable  detail in Part III of
        |          this form could not be eliminated without unreasonable effort
        |          or expense;
        | (b)      The subject annual  report,  semi-annual  report,  transition
        |          report on Form 10-K,  10-KSB,  20-F, 11-K  or Form N-SAR,  or
   [X]  |          portion  thereof will be filed on or before the 15th calendar
        |          day  following  the  prescribed  due  date;  or  the  subject
        |          quarterly report or transition  report on Form 10-Q,  10-QSB,
        |          or  portion  thereof  will be filed on of  before  the  fifth
        |          calendar day following the prescribed due date; and
        | (c)      The accountant's  statement or other exhibit required by Rule
        |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-QSB, for the quarter ended March 31, 2005, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by registrant within such time period without unreasonable effort or expense.

                                    PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

      ROBERT A. MCCASLIN                     (310)                 338-9757
--------------------------------------------------------------------------------
            (Name)                        (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer is no, identify report(s).                              [X] Yes    [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                               [X] Yes    [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               SEALIFE CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  5/16/05              By    /s/ Robert A. McCaslin
     ----------               -----------------------------------------
                              Name:  Robert A. McCaslin
                              Title: Chief Executive Officer and Chief
                                     Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).




PART IV - OTHER INFORMATION

(3)      EXPLANATION OF ANTICIPATED CHANGE

         The Registrant anticipates that, for the quarter ended March 31, 2005, as compared to the same period in the prior year, net losses from continuing operations will increase from approximately $81,986 to $790,088, due in large part to an increase in compensation for legal services, marketing and sales executives, business consulting, research and development, industrial relations consulting and officers' wages as a result of the Company's increased sales and marketing efforts in early 2005. The registrant also anticipates that, for the period ended March 31, 2005, net sales will be approximately $36,052, up from $12,816 in the same period last year. The increase in net sales is attributable to the Company's increased sales and marketing efforts in early 2005.


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